TO:	Expeditors International Shareholders
FROM:	Proponents of 2018 Shareholder Proposal to Link Executive Compensation to Sustainability Performance (Proposal No.4)
DATE:	April 10, 2018

Dear Fellow Expeditors International Shareholder:

Clean Yield Asset Management, a registered investment advisor, seeks your support1 for Proposal No. 4 on the 2018 proxy ballot of Expeditors International of Washington (EXPD). This proposal has been filed by Clean Yield Asset Management, on behalf of The Singing Field Foundation, and Zevin Asset Management.

Summary:
•	Proposal No.4 requests that the Board Compensation Committee consider integrating sustainability performance metrics among the other factors evaluated in awarding executive pay.
•	This memo summarizes the arguments in favor of Proposal No. 4, which is attached as an appendix.
•
We strongly urge you to vote FOR Proposal No. 4 as a key step toward linking management’s incentives and our Company’s strategy to long-term, sustainable performance. Linking executive compensation and sustainability would help position EXPD for sustainability leadership and help ensure that our Company does not fall behind established global good practice in this area.

The proposal states:

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company’s compensation incentive plans.  Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Tying business leaders’ compensation to sustainability performance is an established tool for ensuring executive focus and accountability to corporate sustainability goals. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet sustainability goals and achieve resultant benefits, and increase accountability.

EXPD has taken some steps to address ESG issues but has not explicitly linked sustainability goals with senior executive incentives. Investors seek clarity on how EXPD drives sustainability improvement and how that strategy is supported by C-Suite accountability. Integrating sustainability into executive compensation assessments would enhance EXPD’s approach.

Strong evidence has emerged that corporate outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.2 EXPD has taken some steps to address ESG issues but has not explicitly linked sustainability goals with senior executive incentives. Further its sustainability reporting is lacking as the Company does not appear to have performed a materiality assessment, its reporting does not adhere to standard reporting frameworks, and the ESG data disclosed is not verified by an independent third party. In order to improve this reporting, we believe that it is now necessary to make sure executives are paying attention and the best way to do that is link executive compensation with sustainability performance. This will get them vested in sustainability and improve the reporting going forward.

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Clean Yield Asset Management will not accept proxies if sent. Clean Yield Asset Management urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Clean Yield Asset Management.
2 A growing body of evidence showing clear correlations between ESG performance and financial performance.  Ernst & Young’s recent report on ESG reporting cited several studies that established significant and positive correlations between ESG or sustainability performance and financial performance, including a 2015 meta-study by Oxford University and Arabesque Asset Management that concluded that solid ESG practices were associated with better operational performance, and a study from Harvard and the London Business school that found that high-sustainability companies outperform peers in the long run on both stock price and accounting performance. (Ernst & Young, “Is your nonfinancial performance revealing the true value of your business to investors?” 2017, http://www.ey.com/gl/en/services/assurance/climate-change-and-sustainability-services/ey-nonfinancial-performance-may-influence-investors.). See also Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). Available at https://bit.ly/2uHGnVW

Integrating sustainability considerations into business decision-making and planning offers both the ability to better manage and avoid risk, and the opportunity to create value. Clear examples of how this relates to EXPD include:

ð ð
Workforce health and safety – Workplace health and safety violations at EXPD have been uncovered by regulators over the last several years.[3] While the company does report some workplace safety metrics and includes information on safety training in its Sustainability Report, the metrics lack specificity such that investors can evaluate trends over time. Rewarding executives with incentives for safety improvements would underscore the Company’s safety commitment and drive improvement.

ð ð
Energy and Greenhouse Gas Emissions. EXPD tracks energy use and greenhouse gas emissions but has not reported reduction targets. Energy-saving investments often have longer payback periods. Shareholders should encourage greater achievements in this area by rewarding executives for setting long-term goals and meeting them.

Linking Executive Pay and Sustainability Performance is an established good practice among leading public companies.

Incorporating sustainability performance measures into executive compensation is a practice that has been gaining momentum in recent years. According to Glass Lewis, 44% of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29% in 2010.4 In a 2013 study of the TSX 60, 57% were found to include sustainability measures in their annual incentive plans.5   A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone.

According to the 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, there is “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

3  See here: https://www.osha.gov/pls/imis/establishment.inspection_detail?id=1100548.015 And here:
https://www.osha.gov/pls/imis/establishment.inspection_detail?id=950430.015
4 “ESG Almost An Afterthought,” by Amanda White, Top1000funds.com at http://bit.ly/1yne5tC and “An insider’s view: why more companies should tie bonuses to sustainability,” by Hugh Welsh, The Guardian, August 11, 2014 at http://bit.ly/1kwMr8G .
5 Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance, Strandberg Consulting at http://bit.ly/1IOTIqo .

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:

ð ð	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.

ð ð	Companies should link appropriate ESG metrics to reward systems in a way that they form a meaningful component of the overall remuneration framework

ð ð	Companies should endeavor to disclose the rationale, method and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.[6]

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (“CEO Study on Sustainability 2013,” UN Global Compact and Accenture):

•	76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.
•	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.[7]

Response to the Company’s Statement of Opposition to the Proposal

We wish to draw your attention to several features of EXPD’s statement of opposition to our proposal.

First, we take exception to the Company’s misleading characterization of our proposal as limiting the Compensation Committee’s “flexibility in determining appropriate metrics for executive compensation”.  In fact, if the proposal were implemented, the Compensation Committee would retain full discretion to determine if integrating sustainability performance into compensation is suitable for our company and, if so, to define every detail of the integration of sustainability performance measures into compensation metrics. This would include, but not be limited to, which environmental and social considerations should be evaluated; which indicators should be used to measure performance; the proportion of compensation to be affected; the apportionment of incentives between short- and long-term elements of the total compensation package, etc. Rather than being overly prescriptive, the proposal recognizes the important role of Board discretion.

Second, by stating “our Compensation Committee, which is comprised of independent directors, is best positioned to design and implement executive compensation arrangements that will promote the Company’s goals and create long-term shareholder value,” the Company insinuates that the proposal seeks to wrest the structure of executive compensation out of the Committee when it clearly locates the Committee in the resolved clause as the body with the authority and ability to effectuate the proposal. Nowhere does the proposal challenge the Committee’s authority or its need for flexibility in determining how best to implement the proposal.

6 Integrating ESG Issues Into Executive Pay , UN PRI, June 2012 at https://www.unpri.org/governance-issues/integrating-esg-issues-into-executive-pay-a-2012-report/606.article
7 The UN Global Compact Accenture CEO Study 2013, September 2013 at  https://www.unglobalcompact.org/docs/news_events/8.1/UNGC_Accenture_CEO_Study_2013.pdf

More broadly, while we applaud EXPD for the initiatives enumerated in its Sustainability Report which is referenced in the opposition statement, the competitive landscape will require a more comprehensive strategic vision of sustainability, as pressures mount from customers, competitors and government regulators to operate with a steadily decreasing environmental footprint, an unblemished workplace safety record, and to the highest standards of business practice.

Conclusion

As EXPD states in its annual report, global logistics services is an intensely competitive industry. We believe that outperforming on sustainability can give EXPD a critical edge in the increasingly competitive market. Proposal No. 4 would help position EXPD to improve sustainable performance over time and, as demonstrated above, keep pace with a large and growing group of global peer companies which have already linked executive compensation to sustainability metrics.

A vote for this proposal will send a message of support for establishing and maintaining best practices in sustainability, including the accountability of senior management toward sustainability goals.

Therefore, shareholders are urged to vote FOR Proposal No. 4 following the instructions provided on the Company’s proxy mailing.

For questions regarding EXPD Proposal No. 4 regarding sustainability metrics and executive pay, please contact Molly Betournay, Clean Yield Asset Management, at 802-526-2525 or molly@cleanyield.com

SHAREHOLDER PROPOSAL RELATING TO LINKING
EXECUTIVE COMPENSATION TO SUSTAINABILITY PERFORMANCE – Proposal No. 4

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company’s compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT: Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which executives are judged.
Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples relevant to our company could include: greenhouse gas emissions measurements, energy and water intensity (consumption per dollar of revenue), renewable energy consumption and worker safety incidents.

WHEREAS: Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, Pepsi, Walmart, Group Danone and Mead Johnson.

The 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, finds a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2015 Harvard Business School study of the top five highest paid executives in the S&P 500 found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility (CSR) and actual firm-level activities.

A 2012 guidance issued by the United Nations Principles for Responsible Investment and the UN Global Compact found “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.”

A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

In 2013, CH2MHill found that firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.
The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth, and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (CEO Study on Sustainability 2013, UN Global Compact and Accenture):

o	76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.

o	93 percent regard sustainability as key to success.

o	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts in long terms stock market and accounting performance.